FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2011

Commission File No. 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

3162 Thunderbird Crescent, Burnaby, BC  V5A 3G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Qwick Media Inc. (the “Company”)
3162 Thunderbird Crescent
Burnaby, BC  V5A 3G1

Item 2    Date of Material Change

November 15, 2011

Item 3    News Release

The news release was disseminated on November 18, 2011 through Market News and Stockwatch.

Item 4    Summary of Material Change

 Effective November 15, 2011, the Company created one series of the one hundred million (100,000,000) preferred shares it is authorized to issue, consisting of twenty-five million (25,000,000) shares, to be designated as Class A Preferred Shares (each, a “Class A Share”).  The Class A Shares carry certain rights and restrictions that include redemption and retraction rights.  Each Class A Share may be convertible from time to time into one common share of the Company (each, a “Common Share”) at the holder’s option until July 31, 2015 at the following conversion prices:

 (a)  US$0.60 per Common Share if converted at any time up to and including July 31, 2012;

(b)	US$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

 (c)  US$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

The Company also announces the completion of a private placement (the “Offering”) with R.J. Tocher Holdings Ltd. (“R.J. Tocher”), a company owned by the Company’s President and Chief Executive Officer, consisting of  the issuance of 1,000,000 Class A Shares at a price of US$1.00 per Class A Share for gross proceeds of US$1,000,000.  The gross proceeds of the Offering will be used for general working capital purposes.

The Company also announces that the terms of the secured convertible debenture (the “Debenture”) in the principal amount of US$1,000,000 that the Company issued to R.J. Tocher effective July 29, 2011 were amended (the “Amendment”) to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Shares rather than Common Shares.  Immediately upon the effectiveness of the Amendment, R.J. Tocher determined to convert the principal amount of the Debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of US$1.00 per Class A Share..

Item 5     Full Description of Material Change

5.1           Full Description of Material Change

See attached News Release.

5.2           Disclosure for Restructuring Transactions

N/A

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7    Omitted Information

None

Item 8    Executive Officer

Greg G. Dureault, Vice President and General Counsel
Phone: 778.370.1721

Item 9    Date of Report

November 18, 2011

News Release

Qwick Media Announces Creation of Series of Class A Preferred Shares,
$1,000,000 Private Placement and
Conversion of Convertible Debenture

Vancouver, BC, November 18, 2011 – Qwick Media Inc. (the “Company”) (OTCQB: QWIKF), announces that, effective November 15, 2011, it has created one series of the one hundred million (100,000,000) preferred shares it is authorized to issue, consisting of twenty-five million (25,000,000) shares, to be designated as Class A Preferred Shares (each, a “Class A Share”).  The Class A Shares carry certain rights and restrictions that include redemption and retraction rights.  Each Class A Share may be convertible from time to time into one common share of the Company (each, a “Common Share”) at the holder’s option until July 31, 2015 at the following conversion prices:

(a)	US$0.60 per Common Share if converted at any time up to and including July 31, 2012;

(b)	US$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

(c)	US$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

The Company also announces the completion of a private placement (the “Offering”) with R.J. Tocher Holdings Ltd. (“R.J. Tocher”), a company owned by the Company’s President and Chief Executive Officer, consisting of  the issuance of 1,000,000 Class A Shares at a price of US$1.00 per Class A Share for gross proceeds of US$1,000,000.  The gross proceeds of the Offering will be used for general working capital purposes.

The Company also announces that the terms of the secured convertible debenture (the “Debenture”) in the principal amount of US$1,000,000 that the Company issued to R.J. Tocher effective July 29, 2011 were amended (the “Amendment”) to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Shares rather than Common Shares.  Immediately upon the effectiveness of the Amendment, R.J. Tocher determined to convert the principal amount of the Debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of US$1.00 per Class A Share.

The securities issued in the Offering and on the conversion of the Debenture have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  The securities issued will also be subject to a hold period under applicable Canadian securities laws.

FOR FURTHER INFORMATION:
Gregory Dureault
Vice President and General Counsel
Qwick Media Inc.
778.370.1721

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

QWICK MEDIA INC.

to be held on

Friday, December 16, 2011

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

QWICK MEDIA INC.
3162 Thunderbird Crescent
Burnaby, British Columbia, Canada V5A 3G1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF QWICK MEDIA INC:

NOTICE is hereby given that the annual general meeting (the “Meeting”) of the shareholders of QWICK MEDIA INC. (the “Company”) will be held at 3162 Thunderbird Crescent, Burnaby, British Columbia, on Friday, December 16, 2011 at 10:00 am (Pacific Time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial period ended December 31, 2010, and accompanying report of the auditors;

2.	to appoint Morgan & Company, Chartered Accountants, as the auditors of the Company for the financial year ending December 31, 2011;

3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2011;

4.	to set the number of directors of the Company for the ensuing year at three (3);

5.	to elect, individually, Ross Tocher, Barb Welsh and Brian Petersen as directors to hold office until the next annual general meeting of the shareholders of the Company;

6.
to confirm, ratify and approve all acts, resolutions, deeds and things done by and proceedings of the directors and officers of the Company on behalf of the Company since the last annual general meeting of the shareholders; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed November 10, 2011 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, Attention: Lori McLellan, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 15th day of November, 2011.

ON BEHALF OF THE BOARD OF DIRECTORS OF
QWICK MEDIA INC.

“Ross Tocher”
Ross Tocher
President, Chief Executive Officer and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

QWICK MEDIA INC.
3162 Thunderbird Crescent
Burnaby, British Columbia, Canada V5A 3G1

INFORMATION CIRCULAR
(Containing information as at November 15, 2011 unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished to the shareholders (each a, “Shareholder”) of common shares (each, a “Share”) of Qwick Media Inc. (the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the annual general meeting of the Shareholders (and any adjournment thereof) (the “Meeting”) to be held on Friday, December 16, 2011 at 10:00 am (Pacific time) at the offices of the Company, 3162 Thunderbird Crescent, Burnaby, British Columbia, for the purposes set out in the accompanying Notice of Meeting.

Date and Currency

The date of this Information Circular is November 15, 2011.  Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  Each Shareholder is entitled to one vote for each Share that such Shareholder holds on November 10, 2011 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are proposed directors and/or officers of the Company.

Each Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

Each Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by counsel to the Company, Clark Wilson LLP, at 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1, Attention: Lori McLellan, Fax: (604) 687-6314, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.  Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by each Shareholder who is giving it or by that Shareholder’s attorney-in-fact, duly authorized by that Shareholder in writing, or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

Each Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy.  If the instructions as to voting indicated in the proxy are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.  If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy.  It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the proxy, including the vote for the election of the nominees to the Company’s board of directors (the “Board”), the appointment of the auditors and other matters as described in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered Shareholders, or duly appointed proxyholders, are permitted to vote at the Meeting.  Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).  Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of 400,000,000 Shares, $0.001 par value, and 100,000,000 preferred shares, $0.001 par value.  As of the record date, determined by the Board to be the close of business on November 10, 2011, there were a total of 71,128,456 Shares issued and outstanding and no preferred shares issued and outstanding.  Each Share outstanding on the record date carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.  On a show of hands, every Shareholder and proxy holder will have one vote and, on a poll, every Shareholder present in person or represented by proxy will have one vote for each Share held.  In order to approve a motion proposed at the Meeting, a simple majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)
Ross J. Tocher	30,025,135(2)	42.2%

(1)	Based on 71,128,456 Shares issued and outstanding as of November 10, 2011.

(2)
15,594,628 of these Shares are registered in the name of Concept Financial Inc., 8,259,486 of these Shares are registered in the name of In Touch Digital Media Inc., and 6,171,021 of these Shares are registered in the name of R J Tocher Holdings Ltd.  Mr. Tocher exercises control or direction over all of the shares of each of Concept Financial Inc., In Touch Digital Media Inc. and R J Tocher Holdings Ltd.

NUMBER OF DIRECTORS

The Articles of Association of the Company provide that the number of directors of the Company is not subject to a maximum and the minimum number is one (1).

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at three (3). The number of directors will be approved if the affirmative vote of holders of at least a majority of Shares present or represented by proxy at the Meeting, on a combined basis, and entitled to vote thereat are voted in favour of setting the number of directors at three (3).

Management recommends the approval of an ordinary resolution to set the number of directors of the Company at three (3).

ELECTION OF DIRECTORS

Directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles of Association or until such director’s earlier death, resignation or removal.

In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed below, who are presently the only members of the Board.  Management does not expect that the any of the below nominees will be unable to serve as a director.  If, before the Meeting, it is determined that one or more of the nominees will not stand for election at the Meeting, the Designated Persons will exercise their discretionary authority to vote the Shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as directors of the Company. The information concerning the proposed nominees has been furnished by the respective nominees:

Name Province and Country of Residence and Position(s) with the Company	Periods during which Nominee has served as a Director	Number of Shares Owned(1)	Principal Occupation, Business or Employment for the Last Five Years
Ross Tocher(2) British Columbia, Canada President, Chief Executive Officer and Director	January 28, 2011 to present	30,025,135(3)
Mr. Tocher has held the positions of President and Chief Executive Officer since he was appointed on September 10, 2008. Mr. Tocher has over 30 years of experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a British Columbia company, and manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest non-commercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd. Previously, Mr. Tocher was also a senior executive with the Tocher family business. Since 1998, he has gained experience as a director of several private equity companies, including British Columbia based Trian Equities Ltd., and he has been the President of Knight Ventures, Ltd., an investment company.

Barb Welsh(2) British Columbia, Canada Director	January 28, 2011 to present	Nil
Ms. Welsh is the President and founder of Welsh Sales Solutions Ltd., which she founded in 2002. Ms. Welsh has a marketing background and was successful radio sales person in Canada for over 25 years. From 1971-78 she rose to the top as Senior Account Manager at The Pattison Group, and from 1978-87 as Senior Account Manager at The Rogers Group. Ms. Welsh achieved top sales person at Western International Communications Ltd. (WIC) (now Corus Entertainment Inc.) during 1987-2002 where she sold advertising for CKNW, CFMI (Rock101), CFOX, and CKLG along with selling the play by play for the Vancouver Canucks, BC Lions, and the Vancouver Grizzlies. After selling traditional media for her entire career Ms. Welsh decided to venture into new media and founded Welsh Sales Solutions Ltd., which focuses on new media and the out-of-home video industry. Welsh Sales Solutions Ltd. has become a leader in its emerging industry and the company’s main focus is to provide revenue for video screens and has had exclusive contracts for many of the most successful out-of-home video networks in Canada and the US.

Brian Petersen(2) Alberta, Canada Director	January 28, 2011 to present	375,000(4)
Brian joined Stonecap Securities in January 2011 as Managing Director and Head of Energy, in Calgary.  Brian has been an investment banker for 22 years and executed over $22 billion in equity and $20 billion in M&A transactions.  Brian spent the first 16 years of his career with RBC Capital Markets in Toronto, Calgary and Houston, Texas.  Brian left RBC Capital Markets in 2005 to join Cormark Securities, and has worked in boutique investment banks for the past six years with public and private companies in the energy sector and other industries.  Brian earned a Bachelor of Commerce from the University of British Columbia, and is a CFA Charterholder.

(1)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 10, 2011, based upon information furnished to the Company by the individual directors.

(2)	Member of the Company’s Audit Committee.

(3)
Includes 6,171,021 Shares held by R J Tocher Holdings Ltd., a private company wholly owned by Ross J. Tocher, 15,594,628 Shares held by Concept Financial Inc., a private company wholly owned by Ross J. Tocher, and 8,259,486 Shares held by In Touch Digital Media, a private company wholly owned by Ross J. Tocher.

(4)	These Shares are registered in the name of the Brian K. Petersen Family Trust.

Management recommends the approval of the nominees listed above for election as directors of the Company for the ensuing year.

None of the proposed directors:

(a)
is, as at the date of this Information Circular, nor has been within 10 years before the date of this Information Circular a director, chief executive officer or chief financial officer of any company that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date of this Information Circular, nor has been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; and

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” or “NEO’s” means:

(a)	a CEO;

(b)	a CFO;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation; or

(d)
any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company’s compensation program for its executive officers is administered and reviewed by the Board which acts as a compensation committee.  Individual compensation levels are designed to reflect individual responsibilities, performance and experience, as well as the performance of the Company. The determination of discretionary bonuses is based on various factors, including implementation of the Company’s business plan, acquisition of assets, and development of corporate opportunities and completion of financing.

Option-based awards

As of December 31, 2010, the Company has not adopted a stock option plan.

Summary Compensation Table

Particulars of compensation paid to each NEO in the three recently completed financial years is set out in the summary compensation table below:

Name and Principal Position	Year	Salary(2) ($)	Share-based Awards(3) ($)	Option-based Awards (4) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Ross J. Tocher President and Chief Executive Officer(5)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kevin Kortje Chief Financial Officer(6)	2010 2009 2008	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Gregory G. Dureault Senior Vice President and General Counsel(7)	2010 2009 2008	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Alan Husejnagic Vice President of Operations(7)	2010 2009 2008	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Steve Owst Vice President of Sales(7)	2010 2009 2008	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Scott Lupien Vice President of Asian Operations(7)	2010 2009 2008	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
J. Stephen Barley Former Secretary, Chief Financial Officer, Treasurer and Director(8)(9)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	63,885(10) 55,287(10) 15,287(10)	63,885(10) 55,287(10) 15,287(10)

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)
The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(3)
“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(4)
“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(5)	Mr. Tocher was appointed as the president and chief executive officer of the Company effective September 10, 2008.

(6)	Mr. Kortje was appointed as chief financial officer effective January 28, 2011.

(7)	Mr. Dureault, Mr. Husejnagic, Mr. Owst and Mr. Lupien were all appointed officers effective January 28, 2011.

(8)
Mr. Barley was appointed president, chief executive officer, chief financial officer, secretary, treasurer and director of the Company on October 5, 2000 and resigned as president and chief executive officer on September 10, 2008 and as the secretary, treasurer and a director on March 31, 2011.

(9)
Compensation attributable to Mr. Barley is paid pursuant to a management agreement dated December 1, 2000, between the Company and CHM Consulting Inc., a company wholly-owned by J. Stephen Barley. This agreement was terminated and superseded by a new consulting agreement dated November 1, 2008 with CHM Financial Services Inc. CHM Consulting Inc. received monthly payments of $750 pursuant to the former agreement and CHM Financial Services Inc. receives $5,600 (CDN$5,600) per month pursuant to the new agreement.

(10)	Representing consulting fees of $5,600 (CDN5,600) per month, payable in Canadian dollars, to CHM Financial Services Inc., a company wholly-owned by Mr. Barley.

Narrative

The services of J. Stephen Barley, a former director and executive officer, were provided to the Company pursuant to a consulting agreement dated November 1, 2008 with CHM Financial Services Inc. which replaced the former agreement dated December 1, 2000 with CHM Consulting Inc., both companies being wholly-owned by Mr. Barley. Pursuant to the consulting agreement, the Company pays CHM Financial Services Inc. a management fee of CDN$5,600 per month. The fee to CHM Consulting Inc. was $750 per month under the former agreement.  The agreement with CHM Consulting Inc. terminated on February 28, 2011.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.  An “incentive plan award” means compensation awarded, earned paid, or payable under an incentive plan.  As at December 31, 2010 the Company did not have any incentive plans.  In connection with the completion of the acquisition of Qeyos Ad Systems Inc., on January 28, 2011, the Board adopted the 2011 Stock Option Plan (the “Plan”), providing for the issuance of up to 6,620,230 Shares to the officers, directors, employees and consultants of the Company and its subsidiaries.

Outstanding share-based awards and option-based awards

There were no outstanding share-based awards and option-based awards as at December 31, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

As at December 31, 2010, there were no unexercised options, stock that had not vested or equity incentive plan awards held by the Named Executive Officers.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits at, following, or in connection with retirement, including a defined benefits plan or a defined contribution plan.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any Named Executive Officer.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There are no compensatory plans, contracts or arrangements where the Named Executive Officers are entitled to receive more than $100,000 from the Company or its subsidiary, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment of the Named Executive Officers or of a change of control of the Company or its subsidiary.

DIRECTOR COMPENSATION

Director Compensation Table

Directors of the Company may be paid for their expenses incurred in attending each meeting of the directors. In addition to expenses, directors may be paid a sum for attending each meeting of the directors or may receive a stated salary as director. No payment precludes any director from serving the Company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed similar reimbursement and compensation for attending committee meetings.

No director of the Company who is not a NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Incentive Plan Awards For Directors

Outstanding Share-Based Awards and Option-Based Awards

There were no outstanding share-based awards and option-based awards as at December 31, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

As at December 31, 2010, there were no unexercised options, stock that had not vested or equity incentive plan awards held by the directors of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2010, the Company did not have any equity compensation plans.  The following table sets forth details of our equity compensation plan at the date of this Information Circular:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Nil	Nil	Nil
Equity compensation plans not approved by security holders	2,400,000(2)	$0.20	4,220,230
Total	2,400,000(2)	$0.20	4,220,230

(1)	The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2)
Pursuant to the Plan, the Company granted options to purchase an aggregate of 2,400,000 Shares at $0.20 per Share to its directors and officers that held options to purchase ordinary shares of Qeyos Ad Systems Inc.  The principal terms and conditions of the stock options granted under the Plan are that vesting of the options will occur in three stages: (1) 50% on the date of grant; (2) 25% on January 1, 2012; and (3) 25% on January 1, 2013. The options granted are exercisable at $0.20 per Share. Furthermore, the stock options granted under the Plan are generally non transferable other than to a legal or beneficial holder of the options upon the option holder’s death. The rights to vested but unexercised options cease to be effective on the earlier of: (1) 18 months after death of the stock options holder; (2) 6 months after a change of control of the Company; (3) 12 months after loss of office due to health related incapacity or redundancy; or (4) 12 months after the retirement of the options holder from a position with the Company.

A copy of the Plan is available for review at the offices of the Company, 3162 Thunderbird Crescent, Burnaby, British Columbia, V5A 3G1 during normal business hours up to and including the date of the Meeting.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of Morgan & Company, Chartered Accountants, to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2011 at a remuneration to be fixed by the Board.

Management recommends that Shareholders vote in favour of the appointment of Morgan & Company, Chartered Accountants, as the Company’s auditor for the Company’s fiscal year ending December 31, 2011 at a remuneration to be fixed by the Board.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Audit Committee Charter

The Company’s Audit Committee Charter, as adopted by the Board and the audit committee is attached to the Information Circular as Appendix “A”.

Composition of the Audit Committee

The Company’s audit committee is comprised of the members of the Board, Ross Tocher, Barb Welsh and Brian Petersen. As defined in NI 52-110, Mr. Tocher, is not “independent” as he is an officer of the Company.  Ms. Welsh and Mr. Petersen are “independent”.  Brian Petersen is “financially literate”, as defined in NI 52-110, as he has the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The audit committee is responsible for review of both interim and annual financial statements for the Company.  For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Relevant Education and Experience

For a description of the education and experience of the Company’s directors that is relevant to the performance of their responsibilities as audit committee members, please review the disclosure under the heading “Election of Directors”.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110.  Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Part 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as set out in Section 2(g) of the Audit Committee Charter which is reproduced in Appendix “A” to this Information Circular.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last fiscal years ended December 31, 2010 and December 31, 2009 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	$16,349	$9,741	Nil	Nil
December 31, 2009	$22,200	$4,450	Nil	Nil

Exemption

The Company is relying on the exemption provided under Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.

The Board believes that that good corporate governance improves corporate performance and benefits all Shareholders.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board currently acts with three members, being Ross Tocher, Barb Welsh and Brian Petersen.  The Company has determined that Mr. Tocher is not independent due to the fact that he is also the chief executive officer of the Company and Ms. Welsh and Mr. Petersen are independent as that term is defined in National Instrument 52-110.

Directorships

None of the Company’s directors are currently directors of any other reporting issuers.

Orientation and Continuous Education

Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.  The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings, which encourages learning by the directors.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics which has been distributed to its directors, officers, employees and consultants.  A copy of the Code is available from the Company on written request.

Nomination of Directors

The Board does not have a nominating committee. The Company does not currently have any formalised processes for identifying new candidates for Board nomination.  The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The compensation of the Named Executive Officers is determined by the Board as a whole.

Other Board Committees

There are no committees of the Board, other than the Audit Committee.

Assessments

The Company has no formalised assessment procedures to satisfy itself that its directors, Board committee members and the Board as a whole are performing effectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company.  None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

The Company paid a management fee of $63,885 (2009 - $55,287; 2008 - 15,287) to a company controlled by a former director for the year ended December 31, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,600 per month for management services on a month to month basis.

As of December 31, 2010, accounts payable of $120 (2009 - $295) was owing to a former director of the Company and $Nil (2009 - $10,037) was owing to a company controlled by the same director.

As of December 31, 2010, accounts payable of $5,209 (2009: $Nil) was owing to a company controlled by an officer of the Company.

Interest expensed relating to notes payable due to a company with a common director amounted to $Nil (2009 - $5,327; 2008 - $6,868) for the year ended December 31, 2010.

Interest expensed relating to notes payable due to a company with a common officer amounted to $158 (2009 - $6,100; 2008 - $304) for the year ended December 31, 2010.

On September 30, 2009, the Company entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 Shares were issued to companies with a common officer to settle debt totalling $319,318.

MANAGEMENT CONTRACTS

There were no management functions of the Company or its subsidiary, which were, to any substantial degree, performed by a person other than a director or executive officer of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such director, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and as disclosed under the heading “Particulars of Matters to be Acted On”.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification of Prior Acts of Directors and Officers

At the Meeting, Shareholders will be asked to confirm, ratify and approve, by ordinary resolution, all proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board, the directors and the officers of the Company from the date of the last annual general meeting of the Shareholders until the date of this Information Circular.

Unless such authority is withheld, the Designated Persons named in the enclosed form of proxy intend to vote for the approval and ratification of the proceedings, resolutions, acts, deeds and things done by the Board, the directors and the officers of the Company since the last annual general meeting of the Shareholders and to authorize the Board, the directors and the officers of the Company to continue and proceed taking additional action on behalf of the Company during the ensuing year.

Management recommends the approval of the ratification of prior acts of the Board and the directors and officers of the Company.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”).  Financial information is provided in the Company’s comparative financial statements and MD&A for its financial years ended December 31, 2010 and December 31, 2009.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

Dated at Vancouver, British Columbia this 15th day of November, 2011.

ON BEHALF OF THE BOARD OF QWICK MEDIA INC.

“Ross Tocher”
Ross Tocher
President, Chief Executive Officer and Director

Appendix “A”

QWICK MEDIA INC.

AUDIT COMMITTEE CHARTER

I.           Purpose of Audit Committee of Qwick Media Inc. (the “Corporation”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Corporation’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Corporation’s independent accountants and review of the audit efforts of the Corporation’s independent accountants and internal auditing department; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the internal auditing department, the independent accountants, the Corporation’s financial and senior management and the Board.

3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for inclusion in the Corporation’s annual proxy statement.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Audit Committee Charter (this “Charter”).

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Corporation, the Corporation’s internal auditing department and the Corporation’s independent accountants. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Corporation’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.           Composition

The Committee shall be composed of at least one director and if the Corporation has independent board members, the majority of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed (the "Exchange Rules") for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement as required by the Exchange Rules.

III.           Authority

The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Corporation. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, the Corporation’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Corporation in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Corporation’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Corporation.

The independent accountants shall submit to the Corporation annually a formal written statement delineating all relationships between the independent accountants and the Corporation and its subsidiaries, addressing the non-audit services provided to the Corporation or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The independent accountants shall submit to the Corporation annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Corporation’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.           Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.           Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a chairperson from the members of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a secretary who need not be a director. All requests for information from the Corporation or the independent accountants shall be made through the Chairperson.

VI.           Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be one member.

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate).

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Corporation at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.           Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Corporation to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.
Inquire of management and the independent accountants and evaluate the effectiveness of the Corporation's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Corporation. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Corporation's internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Corporation's financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management's responses thereto.

8.	Following completion of the annual audit, review with management and the independent accountants:

   (a)           the Corporation's annual financial statements and related footnotes;

(b)	the independent accountants' audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants' audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

9.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses.

12.	Consider and review with management:

(a)	significant findings during the year and management's responses thereto; and

(b)	any changes required in the planned scope of their audit plan.

13.
Review filings with the SEC and other regulatory authorities having jurisdiction and other published documents containing the Corporation's financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.
Prepare and include in the Corporation's annual proxy statement or other filings of the SEC and other regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

15.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Corporation, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation.

16.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

17.
Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

18.
Establish, review and update periodically a Code of Ethics and Business Conduct for employees, officers and directors of the Corporation and ensure that management has established a system to enforce this Code of Ethics and Business Conduct.

19.	Review management's monitoring of the Corporation's compliance with the Corporation's Code of Ethics and Business Conduct.

20.
Review, with the Corporation's counsel, any legal, tax or regulatory matter that may have a material impact on the Corporation's financial statements, operations, related Corporation compliance policies, and programs and reports received from regulators.

21.	Evaluate and review with management the Corporation's guidelines and policies governing the process of risk assessment and risk management.

22.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

23.	Provide advice on changes in Board compensation.

24.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

25.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

26.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

27.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Exchange Rules.

28.	Perform such other functions consistent with this Charter, the Corporation's Bylaws and governing law, as the Committee deems necessary or appropriate.

ANNEX A
PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.
Qwick Media Inc. (the “Corporation”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee of the Corporation may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Qwick Media Inc.
c/o Audit Committee
Attn:  Chairperson
3162 Thunderbird Crescent
Burnaby, British Columbia
Canada  V5A 3G1

3.	Any complaints received by the Corporation that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
QWICK MEDIA INC.

TO BE HELD AT THE OFFICES OF THE COMPANY, 3162 THUNDERBIRD CRESCENT, BURNABY, BRITISH COLUMBIA
ON FRIDAY, DECEMBER 16, 2011, AT 10:00 A.M. (PACIFIC TIME)

I/We being holder(s) of the Company hereby appoint:

Ross Tocher, the President and a Director of the Company, or failing this person, Greg Dureault, Senior Vice President and General Counsel of the Company, or in the place of the foregoing,  (print the name)   as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE:        ______________________________________________

PLEASE PRINT NAME: ________________________________________________________

DATE SIGNED:_______________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.
SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of Morgan & Company, Chartered Accountants as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To set the number of directors for the ensuing year at three (3)			N/A
4. To elect the following as Directors: Ross Tocher Barb Welsh Brian Petersen		N/A N/A N/A

 5. To confirm, ratify and approve all acts, resolutions, deeds and things done by and proceedings of the directors and officers of the Company on behalf of the Company since the last annual general meeting of the shareholders
N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a Company, by a duly authorized officer or representative of the Company; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder for the proxyholder to date this proxy on the date on which it is received by Clark Wilson LLP.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder) and simply sign, date and return the Instrument of Proxy.  Where no choice is specified by a Registered Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;  OR appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.  If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted the Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of Clark Wilson LLP, Attn: Lori McLellan, by courier, mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.  The mailing address of Clark Wilson LLP is 800 885 West Georgia Street, Vancouver, BC  V6C 3H1.  The fax number is 604.687.6314

QWICK MEDIA INC.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Qwick Media Inc. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s solicitors at the following address:

CLARK WILSON LLP
Attention:  Lori McLellan
800 885 West Georgia Street
Vancouver, BC  V6C 3H1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive Statements of the Company, please complete below and return.  Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ Ross Tocher
Ross Tocher
President & Chief Executive Officer

Date:  November 18, 2011